UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 21, 2005

   Carmanah Technologies Corporation

                                                          1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

       X

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Carmanah Technologies Corporation

                                        (Registrant)

                                        “Peeyush K. Varshney”

Date: June 21, 2005

                                        Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 21, 2005

Item 3.

Press Release

June 21, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has been contracted by PACE Suburban Bus of Chicago, Illinois, to supply its proprietary i-STOPTM solar-powered LED bus stop lighting systems.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

            (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of June 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

June 21, 2005

(No.2005-06-18)

CARMANAH AWARDED $885,000 CONTRACT

FOR i-STOP SOLAR-POWERED LED BUS STOP LIGHTING SYSTEMS

FROM PACE OF THE CITY OF CHICAGO, ILLINOIS

Victoria, British Columbia, Canada - June 21, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has been contracted by PACE Suburban Bus of Chicago, Illinois, to supply its proprietary i-STOP solar-powered LED bus stop lighting systems.

Awarded through a public bid process, this contract is valued at up to $885,000.  Installation is scheduled over the next five years with the first $194,000 in i-STOP systems to be delivered before the end of August.  This order follows a successful field trial where PACE installed 19 units approximately 18 months ago and then surveyed passengers for feedback.

"Carmanah is pleased with the results of our i-STOP field trial with PACE,"states Carmanah's CEO, Mr. Art Aylesworth.  "This system rollout is based on the positive response from Chicago's transit users.  Our solar LED transit lighting systems are proving time and again that they are an ideal, cost-effective, environmentally friendly technology to enhance the transit experience for waiting passengers."

PACE is the suburban bus division of Chicago's Regional Transportation Authority and the 14th largest bus service in North America.  PACE serves 130,000 daily riders throughout Chicago's suburbs via 240 routes covering 3,500 square miles.  The Northeastern Illinois Planning Commission (NIPC) estimates the population of PACE's service area to be approximately 5.2 million and expects it to grow to more than 6.2 million by 2020.

Traffic congestion in the Chicago region has increased by more than 100% in the past two decades.  To offset this traffic congestion and the future demands of its growing population, PACE has created Vision 2020, a comprehensive transportation planning initiative for Northeastern Illinois.  As part of this initiative, PACE has determined that service enhancements are required to address area population growth and new travel patterns.  PACE will be deploying Carmanah's i-STOP solar LED lighting systems as one of these service enhancements to make public transportation a more appealing alternative for commuters.  Over the next 5 years, i-STOP systems will be available in many Chicago suburbs, including the Cook, DuPage, Kane, Lake, McHenry, and Will Counties.

About the i-STOP

The i-STOP is Carmanah's unique solar-powered LED bus stop lighting system, which installs on all standard bus stop poles.  The i-STOP is entirely modular, enabling transit authorities to choose one or more of the following solar-powered LED lighting features:

  Area lighting to provide a safer environment for waiting passengers.  This lighting also makes passengers more visible to bus operators.

  Edge-lit illuminated schedules that provide low-profile, uniform illumination so that passengers can view bus route information at night.

  The i-SIGNAL bus signaling device. This patented feature enables passengers to activate a flashing beacon and notify oncoming buses when a stop is required.

  ADA Compliant, self-illuminating buttons.   Braille label with easy-to-read tactile lettering.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Utilizing Carmanah's award-winning, patented solar-powered LED technology, the i-STOP bus stop lighting system is completely self-contained, which means no trenching, wiring, traffic disruption or site remediation is required.  For more information about the i-STOP and Carmanah's other unique solar-powered LED lighting solutions for the transit industry, please visit http://www.transitlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com